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S 11020236 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LavaFlow Inc. (Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Morton Street, 7th floor
(No. and Street)

New York (City) N.Y. (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name*)

90 South Seventh Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

State of New York)
) SS:
County of New York)

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2010 and supplementary schedules pertaining to LavaFlow, Inc. are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2010 and supplementary schedules will promptly be made available to LavaFlow, Inc. and subsidiary members whose signatures do not appear below.

2-24-11

Ramsey Sahba
Chief Financial Officer

Notary Public

LINDA A. STAITI
Notary Public, State of New York
No. 01ST4963940
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires March 19, 2014

This report contains (check all applicable boxes):**

X (a) Facing page.
X (b) Report of Independent Registered Public Accounting Firm.
X (c) Statement of Financial Condition.
__ (d) Statement of Operations.
__ (e) Statement of Cash Flows.
__ (f) Statement of Changes in Stockholder's Equity.
__ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
__ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
__ (i) Computation for Determination of Reserve Requirements and Computation for Determination of PAIB Reserve Requirements Under Rule 15c3-3.
__ (j) Reserve Computation and Information for Possession or Control Requirements Under Rule 15c3-3.
__ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
__ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (m) An Oath or Affirmation.
__ (n) A copy of the SIPC Supplemental Report.
__ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
__ (p) Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5.
__ (q) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors
LavaFlow, Inc.:

We have audited the accompanying statement of financial condition of LavaFlow, Inc. (a wholly owned subsidiary of Citigroup Financial Products Inc.) (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of LavaFlow, Inc. as of December 31, 2010 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2011
Minneapolis, Minnesota

LAVAFLOW, INC.

(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	96,261,208
Receivables from broker dealers and exchanges		17,589,288
Deposits with clearing organizations		4,390,000
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $94,999,143		9,874,564
Intangible assets, net		9,206,916
Other assets		60,206
Total assets	$	137,382,182
Liabilities and Stockholder's Equity		
Liabilities:		
Payables to affiliates	$	11,744,747
Accounts payable and accrued expenses		9,054,506
Total liabilities		20,799,253
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued and outstanding 1,000 shares		10
Additional paid-in capital		112,977,212
Retained earnings		3,605,707
Total stockholder's equity		116,582,929
Total liabilities and stockholder's equity	$	137,382,182

See accompanying notes to statement of financial condition.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

LavaFlow, Inc., (the Company) is a wholly owned subsidiary of Citigroup Financial Products, Inc., (the Parent) and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI). The Company's ultimate parent is Citigroup Inc. (Citigroup). The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (the FINRA).

The Company is authorized to perform trade-matching activities in the equities market and to operate the LavaFlow Electronics Communications Network (ECN). Under a SEC No-Action Letter dated January 11, 2006 and renewed on June 28, 2006, the Company can charge market participants a fee for accessing their quote. The SEC notes that Rule 610(c) of Regulation NMS, 17 CFR 242.610(c), generally limits the fee that a trading center may charge for accessing a protected quotation to no more than $0.003 per share. The Company currently pays a rebate of ($0.0024) per share for shares executed that add liquidity, and charges a fee of $0.0025 per share for shares executed that remove liquidity if a subscriber's attributable market participant identification (MPID) executes a minimum of 100,000 shares average daily volume. If the minimum average daily volume is not reached, subscribers will be charged $0.0028 per share for shares executed that remove liquidity. For securities priced below $1, the Company does not rebate for shares executed that add liquidity, and the Company charges 0.2% (i.e., 20 basis points) of the total dollar value of shares executed that remove liquidity. The Company does not pay rebates for fully hidden orders with zero display. In this context adding liquidity generally refers to orders sent to the ECN at a price which is not immediately executable and that posts to the ECN's order book, while removing liquidity generally refers to orders sent to the ECN at a price which is immediately executable against an order resting on the ECN's order book

The Company also is approved to self-clear its equities trades. The Company does not provide retail brokerage services.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(c) Receivables from Broker Dealers and Exchanges

The Company has unsecured receivables from brokers and dealers, exchanges and ECN's. The Company records reserves for uncollected balances that are greater than 120 days old equal to the uncollected balance.

(d) Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of income and expenses during the reporting period. The Company uses estimates in analyzing the carrying value and need for impairment charges related to intangible assets and potential provisions for losses that may arise from credit related exposures on receivables from broker dealers and exchanges. While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

(e) Concentration of Credit Risk

The Company maintains its cash accounts with two banking institutions. The total cash balances are insured by the F.D.I.C. up to $250,000 per each financial institution. At December 31, 2010, the Company had cash balances on deposit that exceeded the fully insured amounts by $95,760,209.

(f) Intangible Assets

Intangible assets deemed by the Company to have indefinite lives are not amortized, but are subject to annual impairment tests. The Company performed the required impairment test in December 2010 of its indefinite-lived intangible assets which was deemed to not have been impaired. The intangible asset is for an Alternative Trading System (ATS) license required to operate an ECN.

In addition, an existing intangible asset was contributed to the Company on December 31, 2009, through a capital contribution from the Parent, in conjunction with the sale of an affiliate. The intangible asset represents the value of the equity customer contracts that initially resided with that affiliate as part of its initial purchase on August 1, 2004 by Citicorp Funding Partners, Inc. This intangible asset has a finite life of a further six years.

(2) Deposits with Clearing Organizations

The Company has a $4,380,000 deposit with the National Securities Clearing Corp. and a $10,000 deposit with the Depository Trust & Clearing Corp. (the DTCC), the organizations of which it is a member to self-clear.

(3) Related Party Transactions

(a) Receivables from and Payable to Affiliates

Receivable from and payable to affiliates represent non-interest bearing receivables/payables resulting from payment of income taxes, payroll and vendor expenditures on behalf of the Company and cost reimbursement for services rendered for the benefit of the affiliates. The balances are settled monthly.

(4) Income Taxes

Under income tax allocation agreements with Citigroup Global Market Holdings, Inc. (CGMHI) (the indirect parent) and Citigroup Inc. (the ultimate parent), the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Pursuant to an agreement with CGMHI which allows for current treatment of all temporary differences, the Company treats such differences currently and includes the tax effect on such differences in the "Receivable from or payable to affiliates, net" on the accompanying Statement of Financial Condition, except for certain tax liabilities expected to be payable as a separate taxpayer. In the absence of such an agreement, the Company would have reported at December 31, 2010 deferred tax assets of $20,759,722 comprised of the following:

Deferred tax assets:		
Capitalized expense	$	24,051,159
Depreciation/amortization		(4,479,815)
Compensation		1,208,444
Prepaid expense		(20,066)
	$	20,759,722

The Company has no valuation allowance on deferred tax assets at December 31, 2010, and no deferred tax valuation allowance would be necessary had the Company been a separate taxpayer.

During the year, the Company received $2,652,006 in income taxes from the Parent. At December 31, 2010, the Company had income taxes receivable from the Parent of $1,322,429 included within "Payables to affiliates" on the accompanying Statement of Financial Condition.

The Company adopted FASB ASC Subtopic 740-10, *Accounting for Uncertainty in Income Taxes*, as of January 1, 2007. The Company maintains no tax reserves for uncertain tax positions.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2006
New York State and City	2006

(5) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items.

In addition, the Company is contractually obligated by the DTCC to maintain a minimum of $500,000 in excess of the SEC net capital requirement. The total DTCC capital requirement was $750,000 on December 31, 2010.

At December 31, 2010, the Company had net capital of $77,054,445, which exceeded its SEC required net capital by $76,804,445 and the DTCC's requirement by $76,304,445.

(6) Fair Value Measurement Items on a Nonrecurring Basis

The Company is required to measure its intangible assets at fair value on a nonrecurring basis if evidence exists that the carrying value is not recoverable and its carrying amount exceeds its current fair value. The valuation of the intangible assets is classified as Level 3 in the fair value hierarchy under ASC 820-10. The Company classifies Level 3 assets when valuations are derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

(7) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2010 that would require recognition or disclosure in this statement of financial condition through February 28, 2011, which is the date the statement of financial condition was available to be issued. No such transactions required recognition in the statement of financial condition for the year ended December 31, 2010.

KPMG

LAVAFLOW, INC.

(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm)